Exhibit 99.2

September 22, 2022

Centerra Gold Inc.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Centerra Shareholders”) of Centerra Gold Inc. (“Centerra” or the “Corporation”) held on September 22, 2022. The matters set forth below are described in greater detail in the notice of Meeting and Management Information Circular dated August 19, 2022 (the “Circular”) which was made available to Centerra Shareholders prior to the Meeting.

A total of 143,381,424 Centerra common shares (“Centerra Shares”) were represented at the Meeting, representing 65.15% of the Corporation’s issued and outstanding Centerra Shares as of the record date for voting at the Meeting. The matters voted upon at the Meeting and the results of the voting are set out below.

1.	Election of Directors

On a vote by ballot, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against

Richard W. Connor	136,198,332	99.14%	1,182,446	0.86%
Wendy Kei	136,873,997	99.63%	506,790	0.37%
Michael S. Parrett	134,584,204	97.96%	2,796,582	2.04%
Jacques Perron	136,816,798	99.59%	563,588	0.41%
Sheryl K. Pressler	136,127,977	99.09%	1,252,801	0.91%
Bruce V. Walter	136,273,971	99.19%	1,106,806	0.81%
Paul N. Wright	136,848,905	99.61%	531,882	0.39%
Susan Yurkovich	136,551,468	99.40%	829,319	0.60%

2.	Appointment of Auditor

On a vote by ballot, KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until its successor is duly appointed, and the directors were authorized to fix the auditor’s remuneration. The results of the ballot were as follows:

Votes For	% For	Votes Withheld	% Withheld
139,698,835	97.43%	3,682,589	2.57%

3.	Advisory Vote on Executive Compensation

On a vote by ballot, the non-binding advisory resolution approving the Corporation’s approach to executive compensation as outlined in the Circular was passed. The results of the ballot were as follows:

Votes For	% For	Votes Against	% Against
126,890,868	92.36%	10,489,917	7.64%

CENTERRA GOLD INC.

(signed) “Yousef Rehman”

Yousef Rehman

Vice President, General Counsel & Corporate Secretary